Exhibit 99.3

Herbert Kurz
511 Gair Street
Piermont, New York 10968

January 8, 2010

Dear Fellow Shareholder:

In my consent solicitation I am asking shareholders join in my effort to remove the current directors of Presidential Life Corporation (other than me) and replace them with a slate of independent and highly-qualified nominees. I have focused on what I believe to be the serious shortcomings of the Company's Chief Executive Officer, Donald Barnes, and the incumbent Board of Directors. I have stated repeatedly that my slate of nominees, if elected, is committed to restoring Presidential Life's core values -- simple products, stringent cost controls and prudent investments -- and increasing the value of Presidential Life's shares for the benefit of all shareholders. These are the core values that served our Company well for many years, both in good times and in bad.

OUR COMMITMENT TO MAXIMIZE VALUE FOR ALL SHAREHOLDERS

I believe there is a growing sense of frustration among shareholders at our Company's underperforming stock price and lackluster financial performance. From May 13, 2009, the date on which Mr. Barnes succeeded me as Chief Executive Officer, until January 7, 2010, the Company's stock price has been flat. During this same period, the value of A.M. Best's U.S. Life Insurance Index increased 29.2% and the value of the S&P Supercomposite Life and Health Insurance Index increased 32.8% . Presidential Life's shares are currently trading at an approximate discount of 49% to September 30, 2009 book value. On May 12, 2009, the last day on which I served as Chief Executive Officer, Presidential Life's shares traded at an approximate discount of 25% to March 31, 2009 book value.

During the Company's third fiscal quarter ended September 30, 2009, Mr. Barnes's first full fiscal quarter as Chief Executive Officer, operating income decreased 90% from the comparable quarter in 2008 and net investment income decreased 38% from the comparable quarter in 2008. For the first nine months of 2009, the Company reported a net loss of $0.34 per share, as compared to a net gain of $0.72 per share during the same period in 2008. On December 11, 2009, A.M. Best stated in a press release that "[t]hrough nine months of 2009, Presidential Life’s statutory capitalization declined by nearly 25%, primarily as a result of investment losses."1

I and my slate of nominees believe that shareholders can no longer afford to wait, and that now is the time to actively consider alternative ways to maximize the value of all Presidential Life shares. As a result, earlier today I issued a press release stating the intention of my nominees, if

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A.M. Best Company is a global full-service credit rating organization dedicated to serving the financial and health care service industries, including insurance companies, banks, hospitals and health care system providers. Permission to quote from the press release was neither sought nor obtained.

elected, to explore strategic alternatives in an effort to maximize shareholder value. I thought you would be interested in reading the press release, and a copy appears below.

Herbert Kurz's Nominees for Presidential Life Corporation Board to Seek to Maximize Shareholder Value

-- Nominees, if Elected as Majority of Board, to Form Strategic Alternatives Committee
With Authority to Engage Independent Financial Advisor --

Piermont, NY -- January 8, 2010 -- Herbert Kurz, the founder, a director and former Chairman and Chief Executive Officer of Presidential Life Corporation (NASDAQ:PLFE), announced today that his nominees, if elected to a majority of Presidential Life's Board seats, intend to explore strategic alternatives in an effort to maximize shareholder value. If the Kurz nominees are elected, the Board will form a new Strategic Alternatives Committee which will be authorized to retain an independent financial advisor to assist it in evaluating such alternatives. Mr. Kurz currently is conducting a consent solicitation to remove without cause all of Presidential Life's directors (other than himself).

Mr. Kurz stated: "I am the largest individual holder of the Company's stock, owning more than 8% of the outstanding shares. The Kurz Family Foundation, a charitable foundation, currently owns an additional 18.6% of the Company's shares after giving effect to charitable donations of 661,000 shares late last month. I and my family's charitable foundation have a major economic interest in Presidential Life and the value of its shares. In sharp contrast, the eight incumbent directors I am seeking to remove from office in my consent solicitation own, in the aggregate, less than 1% of the Company's shares." Mr. Kurz added: "I am extremely pleased that my slate of highly-qualified and independent nominees is publicly committing to a course of action intended to maximize value for all shareholders."

Dan Theriault, one of Mr. Kurz's Board nominees who for the past 19 years has been investing in and analyzing the insurance industry, stated: "There are a number of alternatives that the newly-formed Strategic Alternatives Committee should consider, including, at the appropriate time, a sale of the entire Company. All options will be on the table in our effort to maximize shareholder value."

Mr. Kurz cautioned that if his nominees are elected and constitute a majority of the Presidential Life Board of Directors, there can be no assurance that any review or evaluation of strategic alternatives will result in Presidential Life pursuing any particular strategy or transaction, or if it pursues any such strategy or transaction, its timing or completion.

To be clear, our strategic alternatives process is intended to supplement -- not replace -- our plans to remove Mr. Barnes as Chief Executive Officer and refocus the Company's attention on fixed annuities, stringent cost controls and prudent investments. We believe these changes should create greater value for shareholders as we pursue the strategic alternatives process.

REJECT THE BOARD'S NEGATIVE CAMPAIGN

Mr. Barnes and the incumbent directors have had every opportunity to conduct a productive debate of the issues crucial to the value of your Presidential Life shares. Instead, they have launched what I see as a series of personal attacks against me and my family's charitable foundation. This, I believe, is the lowest form of negative campaigning, and is nothing but an effort to deflect attention from their lack of any coherent plan for the future of our Company. It appears to me that Mr. Barnes and the incumbent directors will stop at nothing in their efforts to harm the Kurz Family Foundation if doing so will help perpetuate themselves in office. When you hear Mr. Barnes and the incumbent directors attack the Foundation, please keep in mind the following facts:

  The Kurz Family Foundation is the Company's largest shareholder, currently owning approximately 18.6% of Presidential Life's outstanding stock. All shares owned by the Foundation came from gifts of my own shares that I made to the Foundation.

  The Foundation has no relationship with Presidential Life other than in its capacity as a shareholder. Yet Mr. Barnes and the incumbent directors are spending large sums of the Company's money to investigate and attack the Foundation. The Board already has engaged four law firms to oppose my consent solicitation, as well as a high-powered public relations firm and a proxy solicitation firm. Two of these law firms appear to have no role other than to investigate the Company's largest shareholder -- my family's charitable foundation. I believe this is an outrageous misuse of corporate assets.

  In late December 2009, the Foundation made gifts of 661,000 shares of Presidential Life common stock to 53 separate charitable organizations. These gifted shares, which had a market value of $6,483,340 when made, reduced the Foundation's ownership of Presidential Life's stock from approximately 20.8% on November 30, 2009, the record date for the consent solicitation, to its current ownership level of 18.6%.

I urge you to sign, date and return the WHITE consent card today. A postage paid return envelope is enclosed for your convenience. If you previously signed and returned the Board's gold consent revocation card, you can easily revoke that consent revocation card by signing, dating and returning the WHITE consent card. I thank you for your continued support.

Sincerely,

Herbert Kurz

If you have any questions or require any assistance in voting your Shares, please contact Morrow & Co., LLC, the firm assisting me in my solicitation of consents.

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Stockholders Call Toll Free: 800-662-5200
Banks and Brokers Call Collect: 203-658-9400

Supplemental Information

Certain Litigation. On December 30, 2009, an alleged stockholder plaintiff, Alan R. Kahn, filed a derivative action for the purported benefit of the Company against the Company's directors and the Company itself (as a nominal defendant), alleging that the directors breached their fiduciary duties and wasted the Company's assets by authorizing the continued payment of compensation and benefits to Mr. Kurz following his resignation as an officer of the Company and Presidential Life Insurance Company. Among other things, Plaintiff alleges that Mr. Kurz continues to receive a salary higher than that of his successor, and, at no cost to himself, has an office and secretarial support at the Company's headquarters and use of a Company car. Further, Plaintiff alleges that there is evidence that Mr. Kurz improperly enrolled non-employee family members and certain others in the Company's healthcare plan. In addition to the fiduciary and waste claims asserted against the directors, Plaintiff also brings a claim for unjust enrichment against Mr. Kurz, demanding that he disgorge all purported unearned compensation. Plaintiff also demands that the directors account to the Company for all damages and return all remuneration paid to them while they were allegedly in breach of their duties. Plaintiff also seeks to enjoin the Company from continuing to pay compensation and benefits to Mr. Kurz, as well as attorneys' fees and other relief that the Court may deem proper. Mr. Kurz's nominees are not defendants in the lawsuit.

Mr. Kurz believes that the claims against him are without merit, and he intends to defend vigorously against them. However, because the case is in its early stages, an outcome cannot be predicted at this time.